As filed with the Securities and Exchange Commission on February 4, 2009
Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-3
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
F.N.B. CORPORATION
(Exact name of Registrant as specified in its charter)

Florida (State or other jurisdiction of incorporation or organization)	25-1255406 (I.R.S. Employer Identification No.)
ONE F.N.B. BOULEVARD
HERMITAGE, PENNSYLVANIA 16148
(724) 981-6000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
JAMES G. ORIE, ESQ.
Chief Legal Officer
F.N.B. Corporation
One F.N.B. Boulevard
Hermitage, Pennsylvania 16148
(724) 981-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
TERRENCE R. BRADY, ESQ.
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this registration statement.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
     If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.     ☑
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.     ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS		PROPOSED MAXIMUM	PROPOSED MAXIMUM	AMOUNT
OF SECURITIES TO BE	AMOUNT TO BE	OFFERING PRICE	AGGREGATE OFFERING	OF REGISTRATION
REGISTERED	REGISTERED	PER SHARE	PRICE	FEE
Fixed Rate Cumulative Perpetual Preferred Stock, Series C, no par value	100,000 shares	$1,000.00 (1)	$100,000,000 (1)	$3,930.00
Warrant to purchase Common Stock, and underlying shares of Common Stock, $.01 par value	1,302,083 shares(2)	$11.52 (3)	$14,999,996 (3)	$589.50
TOTAL:			$114,999,996	$4,519.50

(1)	Calculated in accordance with Rule 457(a).

(2)	In addition to the Fixed Rate Cumulative Perpetual Preferred Stock, Series C, this registration statement covers (a) a warrant for the purchase of up to 1,302,083 shares of common stock with an initial per share exercise price of $11.52 per share, (b) the 1,302,083 shares of common stock issuable upon exercise of such warrant and (c) such additional number of shares of common stock, of a currently indeterminable amount, as may from time to time become issuable by reason of stock splits, stock dividends and certain anti-dilution provisions set forth in such warrant, which shares of common stock are registered hereunder pursuant to Rule 416.

(3)	Calculated in accordance with Rule 457(i) with respect to the per share exercise price of the warrant of $11.52.

PROSPECTUS
F.N.B. CORPORATION
Fixed Rate Cumulative Perpetual Preferred Stock, Series C, No Par Value
1,302,083 Shares of Common Stock, $0.01 Par Value, and Warrant to Purchase Such Shares
     This prospectus relates to the potential resale from time to time by selling securityholders of some or all of the shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series C, a warrant to purchase 1,302,083 shares of common stock, and any shares of common stock issuable from time to time upon exercise of the warrant. In this prospectus, we refer to the shares of Series C preferred stock, the warrant and the shares of common stock issuable upon exercise of the warrant, collectively, as the securities. The Series C preferred stock and the warrant were originally issued by us pursuant to the Letter Agreement dated January 9, 2009, and the related Securities Purchase Agreement — Standard Terms, between us and the United States Department of the Treasury, which we refer to as the initial selling securityholder or Treasury, in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act.
     The initial selling securityholder and its successors, including transferees, which we collectively refer to as the selling securityholders, may offer the securities from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, prevailing market prices, at prices related to prevailing market prices or at negotiated prices. If these securities are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agents’ commissions.
     We will not receive any proceeds from the sale of securities by the selling securityholders.
     The Series C preferred stock is not listed on an exchange and, unless requested by the initial selling securityholder, we do not intend to list the Series C preferred stock on any exchange.
     The common stock of FNB is listed on the New York Stock Exchange under the symbol “FNB.” On February 3, 2009, the closing price for the common stock was $8.06 per share.
     Investing in our securities involves risks. You should carefully review the information contained in this prospectus under the heading “Risk Factors” beginning on page 4 of this prospectus.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY BANK REGULATORY AGENCY, NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
     THESE SECURITIES ARE NOT DEPOSITS OR ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

Our principal executive offices are located at One F.N.B. Boulevard, Hermitage, Pennsylvania 16148
and our telephone number is (724) 981-6000.
The date of this prospectus is February 4, 2009.

ABOUT THIS PROSPECTUS
     Unless this prospectus indicates otherwise or the context otherwise requires, the terms “we,” “our,” “us,” “F.N.B. Corporation” or “FNB” as used in this prospectus refer to F.N.B. Corporation and its subsidiaries. “FNBPA” refers to the First National Bank of Pennsylvania.
     We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the securities.

PROSPECTUS SUMMARY
     This summary highlights selected information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read the entire prospectus carefully, including the “Risk Factors” section and the other documents we refer to and incorporate by reference, in order to understand this offering fully. In particular, we incorporate important business and financial information into this prospectus by reference.
Our Company
     F.N.B. Corporation is a diversified financial services company headquartered in Hermitage, Pennsylvania. Our primary businesses include community banking, consumer finance, wealth management and insurance. We also conduct leasing and merchant banking activities. We operate our community banking business through a full service branch network in Pennsylvania and Ohio and loan production offices in Pennsylvania, Ohio, Florida and Tennessee. We operate our wealth management and insurance businesses within the existing branch network. We also conduct selected consumer finance business in Pennsylvania, Ohio and Tennessee.
     We own and operate First National Bank of Pennsylvania, First National Trust Company, First National Investment Services Company, LLC, F.N.B. Investment Advisors, Inc., First National Insurance Agency, LLC, Regency Finance Company, F.N.B. Capital Corporation, LLC and Bank Capital Services. On August 16, 2008, we completed our acquisition of Iron and Glass Bancorp, Inc., a bank holding company with $301.7 million in assets based in Pittsburgh, Pennsylvania. On April 1, 2008, we completed our acquisition of Omega Financial Corporation, a diversified financial services company with $1.8 billion in assets based in State College, Pennsylvania.
     Our common stock is listed on the New York Stock Exchange under the symbol “FNB.” Our principal executive offices are located at One F.N.B. Boulevard, Hermitage, Pennsylvania 16148 and our telephone number is (724) 981-6000.
Securities Being Offered
     On January 9, 2009, we entered into a Letter Agreement and a Securities Purchase Agreement — Standard Terms with the U.S. Department of the Treasury (Treasury), pursuant to which we agreed to issue and sell, and Treasury agreed to purchase, (i) 100,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series C, having a liquidation preference of $1,000 per share, and (ii) a ten-year warrant to purchase up to 1,302,083 shares of our common stock, $0.01 par value, at an initial exercise price of $11.52 per share. The warrant was immediately exercisable upon its issuance and will expire on January 9, 2019.
     We are registering the shares of the Series C preferred stock and the warrant sold to Treasury pursuant to the transaction described above and elsewhere in this prospectus, as well as the shares of our common stock to be issued upon the exercise of the warrant. We have filed with the Securities and Exchange Commission a registration statement on Form S-3 with respect to the securities offered under this prospectus.

Recent Developments
     On January 26, 2009, we publicly announced our financial results for the fourth quarter and full year ended December 31, 2008. We announced a net loss of $18.9 million for the fourth quarter of 2008, compared to net income of $17.1 million for the fourth quarter of 2007. Net income totaled $35.6 million for the year ended December 31, 2008, compared to $69.7 million for the year ended December 31, 2007. We also announced a provision for loan losses of $72.4 million for the year ended December 31, 2008, compared to $12.7 million for the year ended December 31, 2007. The higher provision for loan losses is primarily related to further deterioration in our Florida loan portfolio. We announced shareholders’ equity at December 31, 2008 of $926.0 million, compared to $544.4 million at the end of 2007. Tangible book value was $3.92 per common share at December 31, 2008, compared to $4.67 per common share at the end of 2007.
     On January 21, 2009, our Board of Directors voted to reduce the quarterly dividend payout on our common stock from $0.24 to $0.12 per share.

RISK FACTORS
     An investment in our securities involves risks. The material risks and uncertainties that management believes affect us are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this prospectus. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that management is not aware of or that management currently believes are immaterial may also impair our business operations. This prospectus is qualified in its entirety by these risk factors.
Risks Relating to Our Business
Recent negative developments in the financial services industry and U.S. and global credit markets may adversely impact our operations and results.
     The recent national and global economic downturn has resulted in unprecedented levels of financial market volatility which may depress the market value of financial institutions, limit access to capital or have a material adverse effect on the financial condition or results of operations of banking companies. In addition, the possible duration and severity of the adverse economic cycle is unknown and may exacerbate our exposure to credit risk. Treasury and the Federal Deposit Insurance Corporation (FDIC) have initiated programs to address economic stabilization, yet the efficacy of these programs in stabilizing the economy and the banking system at large are uncertain. Details as to our future participation in or access to such programs and their subsequent impact on us also remain uncertain.
     The competition for our deposits has increased significantly due to liquidity concerns at many financial institutions. Stock prices of bank holding companies, like ours, have been negatively affected by the current condition of the financial markets, as has our ability, if needed, to raise capital or borrow in the debt markets compared to recent years. As a result, financial institution regulatory agencies are expected to be very aggressive in responding to concerns and trends regarding lending and funding practices and liquidity standards identified in examinations, including issuing many formal enforcement actions. Negative developments in the financial services industry and the impact of potential new legislation and regulations in response to those developments could negatively impact our business by restricting our operations, including our ability to originate or sell loans or raise additional capital, and could adversely impact our financial performance.
Declines in value may adversely impact the investment portfolio.
     On January 14, 2009, we announced that we expect to report non-cash impairment charges totaling $19 million for the fiscal year ended December 31, 2008, representing a $16 million other-than-temporary impairment charge related to investments in pooled trust preferred securities and a $3 million impairment charge related to investments made by our subsidiary, F.N.B. Capital Corporation.
     Our investments in pooled trust preferred securities had a cost basis of $41 million and a fair value of $18 million as of December 31, 2008. This portfolio consists of 13 securities representing interests in various trusts collateralized by debt issued by more than 500 financial institutions. We have concluded that eight of the 13 securities with a cost basis of $26 million and a fair value of $10 million are other-than-temporarily impaired in accordance with generally accepted accounting principles. This conclusion was based on cash flow analysis given a variety of factors, including higher deferrals and defaults by the issuers of the underlying securities, recent downgrades of credit ratings by the rating agencies and expected continued weakness in the U.S. economy.
     The impairment charge for F.N.B. Capital Corporation relates to two investments, with $2 million related to a Florida company and $1 million related to a company with substantial exposure to the automobile industry.
     We may be required to record future impairment charges on our investment securities if they suffer further declines in value that are considered other-than-temporary. Numerous factors, including lack of liquidity for re-sales of certain investment securities, absence of reliable pricing information for investment securities, adverse changes in business climate, adverse actions by regulators, or unanticipated changes in the competitive environment could have a negative effect on our investment portfolio in future periods. If an impairment charge is significant enough it could affect the ability of FNBPA to upstream dividends to us, which could have a material adverse effect on our liquidity and our ability to pay dividends to shareholders and could also negatively impact our regulatory capital ratios and result in FNBPA not being classified as “well-capitalized” for regulatory purposes.
Because of our participation in Treasury’s Capital Purchase Program, we are subject to several restrictions including restrictions on our ability to declare or pay dividends and repurchase our shares as well as restrictions on our executive compensation.
     Pursuant to the terms of our Securities Purchase Agreement with Treasury, our ability to declare or pay dividends on any of our shares is limited. Specifically, we are unable to declare dividend payments on common, junior preferred or pari passu preferred shares if we are in arrears on the dividends on the Series C preferred stock. Further, without Treasury approval, we are not permitted to increase the quarterly rate of dividends on our common stock to more than $0.24 per share until the third anniversary of the investment unless all of the Series C preferred stock has been redeemed or transferred by Treasury. In addition, our ability to repurchase our shares is restricted. Treasury consent generally is required for us to make any stock repurchase until the third anniversary of the investment by Treasury unless all of the Series C preferred stock has been redeemed or transferred by Treasury to a third party. Further, common, junior preferred or pari passu preferred shares may not be repurchased if we are in arrears on the Series C preferred stock dividends.
     In addition, pursuant to the terms of the Securities Purchase Agreement, we adopted Treasury’s standards for executive compensation and corporate governance for the period during which Treasury holds the equity issued pursuant to the Securities Purchase Agreement, including the common stock which may be issued pursuant to the warrant. These standards generally apply to our Chief Executive Officer, Chief Financial Officer and the three next most highly compensated senior executive officers. The standards include (1) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) required clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) prohibition on making golden parachute payments to senior executives; and (4) agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive. In particular, the change to the deductibility limit on executive compensation may increase the overall cost of our compensation programs in future periods.
     The executive compensation and corporate governance restrictions will apply so long as Treasury owns any of our debt or equity securities acquired in connection with the transactions described herein, including the Series C preferred stock, the warrant or any shares of our common stock issued upon exercise of the warrant. Accordingly, we could be subject to these restrictions for an indefinite period of time. Further, the Securities Purchase Agreement and all related documents may be amended unilaterally by Treasury to the extent required to comply with any changes to the applicable federal statutes. Any such amendments may provide for additional executive compensation and corporate governance standards or modify the existing standards set forth above.
FNB’s status as a holding company makes it dependent on dividends from its subsidiaries to meet its financial obligations and to pay dividends.
     FNB is a holding company and conducts almost all of its operations through its subsidiaries. FNB does not have any significant assets other than the stock of its subsidiaries. Accordingly, FNB depends on dividends from its subsidiaries to meet its financial obligations and to pay dividends. FNB’s right to participate in any distribution of earnings or assets of its subsidiaries is subject to the prior claims of creditors of such subsidiaries. Under federal law, FNBPA is limited in the amount of dividends it may pay to FNB without prior regulatory approval. Also, bank regulators have the authority to prohibit FNBPA from paying dividends if the bank regulators determine that FNBPA is in an unsound or unsafe condition or that the payment would be an unsafe and unsound banking practice.
Interest rate volatility could significantly harm our business.
     Our results of operations are affected by the monetary and fiscal policies of the federal government and the regulatory policies of governmental authorities. A significant component of our earnings is our net interest income, which is the difference between the income from interest earning assets, such as loans, and the expense of interest bearing liabilities, such as deposits. A change in market interest rates could adversely affect our earnings if market interest rates change such that the interest we pay on deposits and borrowings increases faster than the interest we collect on loans and investments. Consequently, our business, along with that of other financial institutions generally, is sensitive to interest rate fluctuations.
Our results of operations are significantly affected by the ability of our borrowers to repay their loans.
     Lending money is an essential part of the banking business. However, borrowers do not always repay their loans. The risk of non-payment is affected by:

•	credit risks of a particular borrower;

•	changes in economic and industry conditions;

•	the duration of the loan; and

•	in the case of a collateralized loan, uncertainties as to the future value of the collateral.
Generally, commercial/industrial, construction and commercial real estate loans present a greater risk of non-payment by a borrower than other types of loans. In addition, consumer loans typically have shorter terms and lower balances with higher yields compared to real estate mortgage loans, but generally carry higher risks of default. Consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans.
Our financial condition and results of operations would be adversely affected if our allowance for loan losses is not sufficient to absorb actual losses.
     There is no precise method of estimating loan losses. We can give no assurance that our allowance for loan losses is or will be sufficient to absorb actual loan losses. Excess loan losses could have a material adverse effect on our financial condition and results of operations. We attempt to maintain an appropriate allowance for loan losses to provide for estimated losses in our loan portfolio. We periodically determine the amount of our allowance for loan losses based upon consideration of several factors, including:
•	a regular review of the quality, mix and size of the overall loan portfolio;

•	historical loan loss experience;

•	evaluation of non-performing loans;

•	assessment of economic conditions and their effects on our existing portfolio; and

•	the amount and quality of collateral, including guarantees, securing loans.
Our financial condition may be adversely affected if we are unable to attract sufficient deposits to fund our anticipated loan growth.
     We fund our loan growth primarily through deposits. To the extent that we are unable to attract and maintain sufficient levels of deposits to fund our loan growth, we would be required to raise additional funds through public or private financings. We can give no assurance that we would be able to obtain these funds on terms that are favorable to us.

Our controls and procedures may fail or be circumvented.
     Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. However, any system of controls, even if it is well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition.
We could experience significant difficulties and complications in connection with our growth and acquisition strategy.
     We have grown significantly over the last few years and may seek to continue to grow by acquiring financial institutions and branches as well as non-depository entities engaged in permissible activities for our financial institution subsidiaries. However, the market for acquisitions is highly competitive. We may not be as successful in the future as we have been in the past in identifying financial institution and branch acquisition candidates, integrating acquired institutions or preventing deposit erosion at acquired institutions or branches.
     As part of our acquisition strategy, we may acquire additional banks and non-bank entities that we believe provide a strategic fit with our business. To the extent that we are successful with this strategy, there can be no assurance that we will be able to manage this growth adequately and profitably. For example, acquiring any bank or non-bank entity will involve risks commonly associated with acquisitions, including:
•	potential exposure to unknown or contingent liabilities of banks and non-bank entities we acquire;

•	exposure to potential asset quality issues of acquired banks and non-bank entities;

•	potential disruption to our business;

•	potential diversion of the time and attention of our management; and

•	the possible loss of key employees and customers of the banks and other businesses we acquire.
     In addition to acquisitions, FNBPA may expand into additional communities or attempt to strengthen its position in its current markets by undertaking additional de novo branch openings. Based on experience, we believe that it generally takes up to three years for new banking facilities to achieve operational profitability due to the impact of organizational and overhead expenses and the start-up phase of generating loans and deposits. To the extent that FNBPA undertakes additional de novo branch openings, FNBPA is likely to continue to experience the effects of higher operating expenses relative to operating income from the new banking facilities, which may have an adverse effect on our net income, earnings per share, return on average shareholders’ equity and return on average assets.

     We may encounter unforeseen expenses, as well as difficulties and complications in integrating expanded operations and new employees without disruption to our overall operations. Following each acquisition, we must expend substantial resources to integrate the entities. The integration of non-banking entities often involves combining different industry cultures and business methodologies. The failure to integrate successfully the entities we acquire into our existing operations may adversely affect our results of operations and financial condition.
We could be adversely affected by changes in the law, especially changes in the regulation of the banking industry.
     We and our subsidiaries operate in a highly regulated environment and are subject to supervision and regulation by several governmental regulatory agencies, including the Federal Reserve Board (FRB), the Office of the Comptroller of the Currency (OCC) and the FDIC. Regulations are generally intended to provide protection for depositors, borrowers and other customers rather than for investors. We are subject to changes in federal and state law, regulations, governmental policies, tax laws and accounting principles. Changes in regulations or the regulatory environment could adversely affect the banking industry as a whole and could limit our growth and the return to investors by restricting such activities as:
•	the payment of dividends;

•	mergers with or acquisitions of other institutions;

•	investments;

•	loans and interest rates;

•	the provision of securities, insurance or trust services; and

•	the types of non-deposit activities in which our financial institution subsidiaries may engage.
In addition, legislation may change the present capital and other regulatory requirements, which could restrict our activities and require us to maintain additional capital. Further, the Securities Purchase Agreement and all related documents that we entered into in connection with Treasury’s Capital Purchase Program may be amended unilaterally by Treasury to the extent required to comply with any changes to the applicable federal statutes. Any such amendments may impose additional restrictions or obligations on us.
Our results of operations could be adversely affected due to significant competition.
     We face substantial competition in all areas of our operations from a variety of different competitors. We may not be able to compete effectively in our markets, which could adversely affect our results of operations. The banking and financial services industry in each of our market areas is highly competitive. The competitive environment is a result of:
•	changes in regulation;

•	changes in technology and product delivery systems; and

•	the accelerated pace of consolidation among financial services providers.

We compete for loans, deposits and customers with various bank and non-bank financial service providers, many of which are larger in terms of total assets and capitalization, have greater access to the capital markets and offer a broader array of financial services than us. Competition with such institutions may cause us to increase our deposit rates or decrease the interest rate spread on loans we originate.
Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.
     We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. As a financial holding company, we seek to maintain capital sufficient to meet the “well-capitalized” standard set by regulators. We anticipate that our current capital resources will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support continued growth, whether such growth occurs internally or through acquisitions.
     Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside of our control, and on our financial performance. Accordingly, there can be no assurance of our ability to expand our operations through internal growth and acquisitions could be materially impaired.
Adverse economic conditions in our market area may adversely impact our results of operations and financial condition.
     A substantial portion of our historical business is concentrated in western Pennsylvania and eastern Ohio, which over recent years has become a slower growth market than other areas of the United States. As a result, FNBPA’s loan portfolio and results of operations may be adversely affected by factors that have a significant impact on the economic conditions in this market area. The local economies of this market area have historically been less robust than the economy of the nation as a whole and may not be subject to the same fluctuations as the national economy. Adverse economic conditions in this market area, including the loss of certain significant employers, could reduce our growth rate, affect our borrowers’ ability to repay their loans and generally affect our financial condition and results of operations. Furthermore, a downturn in real estate values in FNBPA’s market area could cause many of its loans to become inadequately collateralized.
FNB may be adversely affected by the recent downturn in Florida real estate markets.
     Many Florida real estate markets, including the markets in Orlando, Fort Myers, Sarasota and Tampa, where we have loan production offices, declined in value throughout 2008 and may continue to undergo a period of slowdown. We operate five commercial loan production offices in the Florida market and are therefore exposed to the weakening real estate conditions in the Florida geographic region. For our Florida loan portfolio, we reported a ratio of allowance for loan losses to total loans of 9.69% at December 31, 2008, an increase of 637 basis points compared to 3.32% at September 30, 2008. During a period of prolonged general economic downturn in the Florida market, we may experience a reduction in loan origination activity in that market and further increases in non-performing assets, net charge-offs and provisions for loan losses.
Recent developments in the mortgage market have increased the volatility of our stock price and may affect our ability to originate loans as well as the profitability of loans in our pipeline.
     The mortgage lending industry has experienced a significant increase in delinquencies in recent months. The decline in credit quality is most noteworthy among subprime lenders. Generally, we have not originated residential mortgage loans with FICO credit scores below 620, except for a minimal number of loans that were related to our obligations under the CRA. Recent reports of credit quality, financial solvency and other problems among subprime lenders have increased volatility in the stock market. If the subprime segment continues to have problems in the future and/or credit quality problems spread to other industry segments, including lenders who make reduced documentation loans to prime credit quality borrowers, there could be a prolonged decrease in the demand for our loans in the secondary market, adversely affecting our earnings and negatively impacting the price of our common stock.
Changes in economic conditions and the composition of our loan portfolio could lead to higher loan charge-offs or an increase in our provision for loan losses and may reduce our net income.
     Recent changes in national and regional economic conditions could impact our loan portfolios. For example, an increase in unemployment, a decrease in real estate values or increases in interest rates, as well as other factors, could weaken the economies of the communities we serve. Weakness in the market areas we serve could depress our earnings and consequently our financial condition because customers may not want or need our products or services; borrowers may not be able to repay their loans; the value of the collateral securing our loans to borrowers may decline; and the quality of our loan portfolio may decline. Any of the latter three scenarios could require us to charge-off a higher percentage of our loans and/or increase our provision for loan losses, which would reduce our net income.
Recent negative developments in the financial industry and the domestic and international credit markets may adversely affect our operations and stock price.
     Negative developments in the latter half of 2007 and 2008 in the subprime mortgage market and the securitization markets for such loans have resulted in uncertainty in the financial markets in general with the expectation of the general economic downturn continuing into 2009. As a result of this “credit crunch,” commercial as well as consumer loan portfolio performances have deteriorated at many institutions and the competition for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Bank and bank holding company stock prices have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets has become more difficult compared to recent years. As a result, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in developments in the financial industry and the domestic and international credit markets, and the impact of new legislation in response to those developments, may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance or stock price.
Our deposit insurance premium could be substantially higher in the future which would have an adverse effect on our future earnings.
     The FDIC insures deposits at FDIC-insured financial institutions, including FNBPA. The FDIC charges the insured financial institutions premiums to maintain the Deposit Insurance Fund at a certain level. Current economic conditions have increased bank failures and expectations for further failures, in which case the FDIC would pay all deposits of a failed bank up to the insured amount from the Deposit Insurance Fund. In December 2008, the FDIC adopted a rule that would increase premiums paid by insured institutions and make other changes to the assessment system. Increases in deposit insurance premiums could adversely affect our net income.
Concern of customers over deposit insurance may cause a decrease in deposits at FNB.
     With recent increased concerns about bank failures, customers increasingly are concerned about the extent to which their deposits are insured by the FDIC. Customers may withdraw deposits in an effort to ensure that the amount they have on deposit with us is fully insured. Decreases in deposits may adversely affect our funding costs and net income.
Our information systems may experience an interruption or breach in security.
     We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. Although we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of these information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.
Our business and financial performance could be adversely affected, directly or indirectly, by natural disasters, terrorist activities or international hostilities.
     The likelihood or impact of natural disasters, terrorist activities, pandemics and international hostilities cannot be predicted. However, an event resulting from any of these threats could impact us directly (for example, by causing significant damage to our facilities or preventing us from conducting our business in the ordinary course), or could impact us indirectly through a direct impact on our borrowers, depositors, other customers, suppliers or other counterparties. We also could suffer adverse consequences to the extent that natural disasters, terrorist activities or international hostilities affect the economy and financial and capital markets generally. These types of impacts could lead, for example, to an increase in delinquencies, bankruptcies or defaults that could result in us experiencing higher levels of non-performing assets, net charge-offs and provisions for loan losses.
     Our ability to mitigate the adverse consequences of such occurrences is, in part, dependent on the quality of its contingency planning, including our ability to anticipate the nature of any such event that occurs. The adverse impact of natural disasters or terrorist activities also could be increased to the extent that there is a lack of preparedness on the part of national or regional emergency responders or on the part of other organizations and businesses with which we deal, particularly those on which we depend.
Loss of members of our executive team could have a negative impact on our business.
     Our success is dependent, in part, on the continued service of our executive officers. The loss of the service of one or more of these executive officers could have a negative impact on our business because of their skills, relationships in the banking community and years of industry experience and the difficulty of promptly finding qualified replacement executive officers.
The Corporation may not be able to continue to attract and retain skilled people.
     Our success depends, in large part, on our ability to continue to attract and retain key people. Competition for the best people in most activities in which we engage can be intense, and we may not be able to hire people or to retain them. The unexpected loss of services of one or more of our key personnel could have a material adverse impact on our business because of their skills, knowledge of our market, years of industry experience and the difficulty of promptly finding qualified replacement personnel.
We are exposed to risk of environmental liabilities with respect to properties to which we take title.
     Portions of our loan portfolio are secured by real property. In the course of our business, we may own or foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

The actions of the U.S. Government for the purpose of stabilizing the financial markets, or market response to those actions, may not achieve the intended effect, and our results of operations could be adversely affected.
     In response to the financial issues affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, the U.S. Congress recently encacted the Emergency Economic Stabilization Act of 2008 (“EESA”). The EESA provides the U.S. Secretary of the Treasury with the authority to establish a Troubled Asset Relief Program to purchase from financial institutions up to $700 billion of residential or commercial mortgages and any securities, obligations or other instruments that are based on or related to such mortgages, that in each case was originated or issued on or before March 14, 2008, as well as any other financial instrument that the U.S. Secretary of the Treasury, after consultation with the Chairman of the Federal Reserve, determines the purchase of which is necessary to promote financial market stability. As of the date hereof, the Treasury Department has determined not to purchase troubled assets under the program.
     As part of the EESA, the Treasury Department has developed a Capital Purchase Program to purchase up to $250 billion in senior preferred stock from qualifying financial institutions. The Capital Purchase Program was designed to strengthen the capital and liquidity positions of viable institutions and to encourage banks and thrifts to increase lending to creditworthy borrowers. The EESA also increases the insurance coverage of deposit accounts to $250,000 per depositor. In a related action, the FDIC established a Temporary Liquidity Guarantee Program under which the FDIC provides a guarantee for newly-issued senior unsecured debt and non-interest bearing transaction deposit accounts at eligible insured institutions. For non-interest bearing tranasaction deposit accounts, a 10 basis point annual rate surcharge will be applied to deposit amounts in excess of $250,000. We have elected to participate in the Capital Purchase Program and have opted to participate in the Temporary Liquidity Guarantee Program.
     The U.S. Congress or federal banking regulatory agencies could adopt additional regulatory requirements or restrictions in response to the threats to the financial system and such changes may adversely affect the our operations and those of FNBPA. In addition, the EESA may not have the intended beneficial impact on the financial markets or the banking industry. To the extent the market does not respond favorably to the Troubled Asset Relief Program or the program does not function as intended, our prospects and results of operations could be adversely affected.
Risks Related to Our Series C Preferred Stock
The Series C preferred stock is equity and is subordinate to all of our existing and future indebtedness; regulatory and contractual restrictions may limit or prevent us from paying dividends on the Series C preferred stock; and the Series C preferred stock places no limitations on the amount of indebtedness we and our subsidiaries may incur in the future.
     Shares of the Series C preferred stock are equity interests in FNB and do not constitute indebtedness. As such, the Series C preferred stock, like our common stock, ranks junior to all indebtedness and other non-equity claims on FNB with respect to assets available to satisfy claims on FNB, including in a liquidation of FNB. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock like the Series C preferred stock, (1) dividends are payable only when, as and if authorized and declared by, our Board of Directors and depend on, among other things, our results of operations, financial condition, debt service requirements, other cash needs and any other factors our Board of Directors deems relevant, and (2) we may not pay dividends on our capital stock if we are in default on certain indebtedness or have elected to defer payments of interest on our subordinated indebtedness.
     FNB depends on dividends from its subsidiaries to meet its obligations. See above under “—Risks Relating to Our Business—FNB’s status as a holding company makes it dependent on dividends from its subsidiaries to meet its financial obligations and to pay dividends.” In the event that our subsidiaries are unable to pay dividends to FNB, FNB may not be able to pay dividends on the Series C preferred stock. Also, FNB’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors. In addition, the Series C preferred stock does not limit the amount of debt or other obligations we may incur in the future. Accordingly, we may incur substantial amounts of additional debt and other obligations that will rank senior to the Series C preferred stock or to which the Series C preferred stock will be structurally subordinated.
An active trading market for the Series C preferred stock may not develop.
     The Series C preferred stock is not currently listed on any securities exchange and we do not anticipate listing the Series C preferred stock on an exchange unless we are requested to do so by Treasury pursuant to the Securities Purchase Agreement between us and Treasury. There can be no assurance that an active trading market for the Series C preferred stock will develop, or, if developed, that an active trading market will be maintained. If an active market is not developed or sustained, the market value and liquidity of the Series C preferred stock may be adversely affected.
The Series C preferred stock may be junior in rights and preferences to our future preferred stock.
     Subject to approval by the holders of at least 66 2/3% of the shares of Series C preferred stock then outstanding, voting together as a separate class, we may issue preferred stock in the future the terms of which are expressly senior to the Series C preferred stock. The terms of any such future preferred stock expressly senior to the Series C preferred stock may restrict dividend payments on the Series C preferred stock. For example, the terms of any such senior preferred stock may provide that, unless full dividends for all of our outstanding preferred stock senior to the Series C preferred stock have been paid for the relevant periods, no dividends will be paid on the Series C preferred stock, and no shares of the Series C preferred stock may be repurchased, redeemed, or otherwise acquired by us. This could result in dividends on the Series C preferred stock not being paid when contemplated. In addition, in the event of our liquidation, dissolution or winding-up, the terms of the senior preferred stock may prohibit us from making payments on the Series C preferred stock until all amounts due to holders of the senior preferred stock in such circumstances are paid in full.

Holders of the Series C preferred stock have limited voting rights.
     Unless and until we are in arrears on our dividend payments on the Series C preferred stock for six dividend periods, whether or not consecutive, the holders of the Series C preferred stock will have no voting rights except with respect to certain fundamental changes in the terms of the Series C preferred stock and certain other matters and except as may be required by Florida law. If dividends on the Series C preferred stock are not paid in full for six dividend periods, whether or not consecutive, the total number of positions on our Board of Directors will automatically increase by two and the holders of the Series C preferred stock, acting as a class with any other shares of our preferred stock with parity voting rights to Series C preferred stock, will have the right to elect two individuals to serve in the new director positions. This right and the terms of such directors will end when we have paid in full all accrued and unpaid dividends for all past dividend periods. Based on the current number of members of our Board of Directors, directors elected by the holders of the common stock would have a controlling majority of the board and would be able to take any action approved by them notwithstanding any objection by the directors elected by the holders of the Series C preferred stock.
If we are unable to redeem the Series C preferred stock after five years, our cost of capital will increase substantially.
     If we are unable to redeem the Series C preferred stock prior to January 9, 2014, the cost of this capital to us will increase substantially on that date, from 5% per annum to 9% per annum. See “Description of Series C preferred stock—Dividends.” Depending on our financial condition at the time, this increase in the annual dividend rate on the Series C preferred stock could have a material negative effect on our liquidity.
Risks Related to Our Common Stock
The Securities Purchase Agreement between us and Treasury limits our ability to pay dividends on and repurchase our common stock.
     The Purchase Agreement between us and Treasury provides that prior to the earlier of (i) January 9, 2012 and (ii) the date on which all of the shares of the Series C preferred stock have been redeemed by us or transferred by Treasury to third parties, we may not, without the consent of Treasury, (a) increase the quarterly rate of cash dividends on our common stock to more than $0.24 per share or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock other than the Series C preferred stock or trust preferred securities. In addition, we are unable to pay any dividends on our common stock unless we are current in our dividend payments on the Series C preferred stock. These restrictions could have a negative effect on the value of our common stock. Moreover, holders of our common stock are entitled to receive dividends only when, as and if declared by our Board of Directors. Although we have historically paid cash dividends on our common stock, we are not required to do so and our Board of Directors could reduce or eliminate our common stock dividend in the future.

The Series C preferred stock reduces the net income available to our common stockholders and earnings per common share, and the warrant we issued to Treasury may be dilutive to holders of our common stock.
     The dividends declared and the accretion of discount on the Series C preferred stock will reduce the net income available to common stockholders and our earnings per common share. Additionally, the ownership interest of the existing holders of our common stock will be diluted to the extent the warrant is exercised. The shares of common stock underlying the warrant represent approximately 1.5% of the shares of our common stock outstanding as of December 31, 2008. Although Treasury has agreed not to vote any of the shares of common stock it receives upon exercise of the warrant, a transferee of any portion of the warrant or of any shares of common stock acquired upon exercise of the warrant is not bound by this restriction.
Certain provisions of our Articles of Incorporation and By-laws and Florida law may discourage takeovers.
     Our Articles of Incorporation and By-laws contain certain anti-takeover provisions that may discourage or may make more difficult or expensive a tender offer, change in control or takeover attempt that is opposed by our Board of Directors. In particular, our Articles of Incorporation and By-laws:
•	currently classify our Board of Directors into three classes, so that stockholders elect only one-third of our Board of Directors each year (provided, however, that this classified structure will be phased out by 2011);

•	permit stockholders to remove directors only for cause;

•	do not permit stockholders to take action except at an annual or special meeting of stockholders;

•	require stockholders to give us advance notice to nominate candidates for election to our Board of Directors or to make stockholder proposals at a stockholders’ meeting;

•	permit our Board of Directors to issue, without stockholder approval unless otherwise required by law, preferred stock with such terms as our Board of Directors may determine; and

•	require the vote of the holders of at least 75% of our voting shares for stockholder amendments to our By-laws.
Under Florida law, the approval of a business combination with a stockholder owning 10% or more of the voting shares of a corporation requires the vote of holders of at least two-thirds of the voting shares not owned by such stockholder, unless the transaction is approved by a majority of our disinterested directors. In addition, Florida law generally provides that shares of a corporation acquired in excess of certain specified thresholds will not possess any voting rights unless the voting rights are approved by a majority of our disinterested stockholders.
     These provisions of our Articles of Incorporation and By-laws and of Florida law could discourage potential acquisition proposals and could delay or prevent a change in control, even though a majority of our stockholders may consider such proposals desirable. Such provisions could also make it more difficult for third parties to remove and replace the members of our Board of Directors. Moreover, these provisions could diminish the opportunities for stockholders to participate in certain tender offers, including tender offers at prices above the then-current market price of our common stock, and may also inhibit increases in the trading price of our common stock that could result from takeover attempts.
FORWARD-LOOKING STATEMENTS
     This prospectus contains or incorporates by reference a number of forward-looking statements regarding our financial condition, results of operations, earnings outlook, business and prospects. You can find many of these statements by looking for words such as “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “potential,” “possible” or other similar expressions. The forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause our future results to differ materially from historical performance or projected performance. These factors include, but are not limited to, the following:
•	a significant increase in competitive pressures among financial institutions;

•	changes in the interest rate environment that may reduce interest margins;

•	changes in prepayment speeds, loan sale volumes, charge-offs and loan loss provisions;

•	general economic conditions;

•	legislative or regulatory changes that may adversely affect the businesses in which we are engaged;

•	technological issues which may adversely affect our financial operations or customers;

•	changes in the securities markets; and

•	the “Risk Factors” discussed above and in the reports that we file with the Securities and Exchange Commission.
     Because these forward-looking statements are subject to assumptions and uncertainties, you are cautioned not to place undue reliance on these statements, which speak only as of the date of this prospectus or the date of any document incorporated by reference in this prospectus.

All subsequent written and oral forward-looking statements concerning the matters addressed in this prospectus and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.
DESCRIPTION OF SERIES C PREFERRED STOCK
     This section summarizes the specific terms and provisions of our Fixed Rate Cumulative Perpetual Preferred Stock, Series C. The description of the Series C preferred stock contained in this section is qualified in its entirety by the actual terms of the Series C preferred stock, as are stated in the Articles of Amendment to our Articles of Incorporation, a copy of which was attached as Exhibit 3.1 to our Current Report on Form 8-K filed on January 14, 2009 and incorporated by reference into this prospectus. See “Where You Can Find More Information.”
General
     The Series C preferred stock constitutes a series of our cumulative, perpetual preferred stock, consisting of 100,000 shares, having a liquidation preference amount of $1,000 per share. The Series C preferred stock has no maturity date. We issued the shares of Series C preferred stock and warrants to Treasury on January 9, 2009 in connection with Treasury’s Capital Purchase Program for an aggregate purchase price of $100.0 million in cash. The Series C preferred stock has no maturity date and ranks senior to our common stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of FNB. The Series C preferred stock qualifies as Tier 1 capital for regulatory purposes.
Dividends
     Shares of Series C preferred stock will pay cumulative dividends at a rate of 5% per annum until the fifth anniversary of the date of Treasury’s original investment, or January 9, 2014, and thereafter at a rate of 9% per annum. Dividends will be payable quarterly in arrears on the fifteenth day of February, May, August, and November of each year. Unpaid dividends are compounded (i.e., dividends are paid on the amount of unpaid dividends).
     So long as the shares of Series C preferred stock are outstanding, we will not be able to pay dividends on any shares of common stock or any shares of preferred shares ranking pari passu with the shares of Series C preferred stock, unless all dividends on the shares of Series C preferred stock have been paid in full. Furthermore, until the earlier of the third anniversary of Treasury’s investment, January 9, 2012, or the date on which Treasury has transferred all of the Series C preferred stock to unaffiliated third parties or such stock is redeemed in full, we may not, without the consent of Treasury, increase the amount of cash dividends on our common stock in excess of the rate per share in effect for the last dividend declared prior to October 14, 2008. Treasury’s consent is not required when dividends on common stock are payable solely in shares of our common stock.

Repurchases
     Treasury’s consent will be required for any repurchase of our common stock or other equity securities, or any trust preferred securities, other than repurchases of the shares of Series C preferred stock and share repurchases in connection with any employee benefit plan in the ordinary course of business consistent with past practice, until the earlier of January 9, 2012, the date on which the shares of Series C preferred stock are redeemed in whole or Treasury has transferred all of the shares of Series C preferred stock to unaffiliated third parties.
     For so long as Treasury continues to own any shares of Series C preferred stock, we may not repurchase any shares of Series C preferred stock from any other holder of such shares unless we offer to repurchase a ratable portion of the shares of Series C preferred stock then held by Treasury on the same terms and conditions.
Conversion
     Holders of the shares of Series C preferred stock have no right to exchange or convert such shares into any other securities of FNB.
Voting Rights
     The shares of Series C preferred stock are non-voting shares, other than voting rights granted under Florida law and class voting rights on (i) any authorization or issuance of shares ranking senior to the shares of Series C preferred stock; (ii) any amendment to the rights of the shares of Series C preferred stock, or (iii) any merger, exchange or similar transaction that would adversely affect the rights of the shares of Series C preferred stock. If we fail to pay a total of six dividend payments on the shares of Series C preferred stock, whether or not consecutive, the holders of the Series C preferred stock will have the right to elect two directors to our Board of Directors until we have paid all such dividends that we had failed to pay.
Liquidation Rights
     The shares of Series C preferred stock have a liquidation preference of $1,000 per share. In the event of liquidation, dissolution or winding up of FNB, holders of the Series C preferred stock are entitled to receive full payment of the liquidation amount per share and the amount of any accrued and unpaid dividends, before any distribution of assets or proceeds is made to the holders of our common stock.
Redemption
     Until January 9, 2012, we may redeem the shares of Series C preferred stock only from the sale or sales of equity securities in a “Qualified Equity Offering” resulting in the aggregate of not less than 25% of Treasury’s purchase price, or $25 million. A “Qualified Equity Offering” is defined as the sale for cash of shares of preferred stock or common stock that qualify as Tier I capital of FNB under the capital guidelines of the appropriate federal banking agency. On or after January 9, 2012, we may redeem the shares of Series C preferred stock in whole or in part at any time, or from time to time. The redemption price is equal to the sum of the liquidation amount per share and any accrued and unpaid dividends on the shares of Series C preferred stock up to, but excluding, the date fixed for redemption. All redemptions are subject to the approval of the FRB.

Other Matters
     The shares of Series C preferred stock are freely transferable. The shares of Series C preferred stock are not subject to any mandatory redemption, sinking fund or other similar provisions.
DESCRIPTION OF WARRANT
     This section summarizes specific terms and provisions of the warrant we issued to Treasury on January 9, 2009 concurrent with the sale to Treasury of our Series C preferred stock pursuant to Treasury’s Capital Purchase Program. The description of the warrant contained in this section is qualified in its entirety by the actual terms of the warrant, a copy of which was attached as Exhibit 4.2 to our Current Report on Form 8-K filed on January 14, 2009 and incorporated by reference into this prospectus. See “Where You Can Find More Information.”
General
     The warrant entitles the holder to purchase up to 1,302,083 shares of our common stock. The warrant is exercisable by the holder at any time and will expire on January 9, 2019. The warrant may be exercised in whole or in part. The exercise price of the warrant is $11.52 per share, determined by reference to the market price of our common stock on the date of Treasury’s approval of our application to sell shares of our Series C preferred stock to Treasury (calculated on a 20-day trailing average).
Exercise of Warrant
     Without the consent of both FNB and the warrantholder, the warrant may only be exercised on a net basis. Therefore, the holder does not pay the exercise price but instead authorizes us to reduce the shares receivable on exercise of the warrant by the number of shares with a then current market value equal to the exercise price. To exercise the warrant, the holder must present and surrender the warrant and a notice of exercise to FNB.
Rights of Warrantholder
     A holder of the warrant as such is not entitled to vote or exercise any of the rights as a stockholder of FNB until such time as such warrant has been duly exercised. Treasury has agreed that it will not vote any of the shares of common stock that it acquires upon exercise of the warrant. This does not apply to any other person who acquires any portion of the warrant, or the shares of common stock underlying the warrant, from Treasury.
Transferability of Warrant
     The warrant and all rights thereunder are transferable, in whole or in part, by a holder upon surrender of the warrant, duly endorsed, to the office or agency of FNB. Thereafter, we will make and deliver a new warrant registered in the name of the designated transferee.

Share Adjustment
     The warrant contains provisions that will adjust the number of shares purchasable upon exercise of the warrant proportionally to reflect any share dividend or other distribution, share subdivision, combination or reclassification which affects holders of record of our common stock as of any date on or after the issuance date of the warrant. In the event of any merger, consolidation, or other business combination to which we are a party, the warrantholder’s right to receive shares of common stock upon exercise of the warrant will be converted into the right to exercise the warrant to acquire the number of shares of stock or other securities or property which the common stock issuable upon exercise of the warrant immediately prior to such business combination would have been entitled to receive upon consummation of the business combination.
     Treasury may not transfer a portion of the warrant with respect to, or exercise the warrant for more than one-half of, the 1,302,083 shares of our common stock issuable upon exercise of the warrant until the earlier of December 31, 2009 or the date on which we receive aggregate gross proceeds of not less than $100 million from one or more Qualified Equity Offerings. In the event that we complete one or more Qualified Equity Offerings on or prior to December 31, 2009 that result in us receiving aggregate gross proceeds of not less than $100 million, then the number of shares of our common stock underlying the portion of the warrant then held by Treasury will be reduced by one-half of the shares of common stock originally covered by the warrant.
DESCRIPTION OF OUR COMMON STOCK
     The following description of shares of our common stock, par value $.01 per share, is a summary only and is subject to applicable provisions of the Florida Business Corporation Act, as amended, and our Articles of Incorporation and By-Laws. You should refer to, and read this summary together with, our Articles of Incorporation and By-laws to review all of the terms of our common stock.
General
     We are authorized to issue 500,000,000 shares of common stock, of which 89,700,152 shares were outstanding as of December 31, 2008. Our common stock is traded on the NYSE under the symbol “FNB.” The transfer agent and registrar for our common stock is Registrar & Transfer Company.
     As of December 31, 2008, approximately 9,713,238 shares of our common stock were reserved for issuance under employee stock plans and convertible notes. In addition, we have reserved 1,302,083 shares of common stock for issuance in connection with the exercise of the warrant we issued to Treasury. After taking into account these issued and reserved shares, we have approximately 400 million shares of authorized but unissued common stock available for issuance.

Voting and Other Rights
     The holders of our common stock are entitled to one vote per share, and in general a majority of the votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a plurality of votes cast, and each shareholder entitled to vote in an election of directors is entitled to vote each share of stock for as many persons as there are directors to be elected. In elections of directors, shareholders do not have the right to cumulate their votes.
     In the event of a liquidation, holders of our common stock are entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them, subject to any prior rights of the holders of any FNB preferred stock then outstanding.
     Our common stock does not carry any preemptive rights, redemption privileges, sinking fund privileges or conversion rights. All outstanding shares of our common stock are, and the shares of our common stock to be issued following exercise of the warrant will be, validly issued, fully paid and nonassessable.
Distributions
     The holders of our common stock are entitled to receive such dividends or distributions as the our Board of Directors may declare out of funds legally available for such payments. The payment of distributions by FNB is subject to the restrictions of Florida law applicable to the declaration of distributions by a business corporation. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy claims upon dissolution of shareholders who have preferential rights superior to the rights of the holders of its common stock. In addition, the payment of distributions to shareholders is subject to any prior rights of any then outstanding FNB preferred stock. Stock dividends, if any are declared, may be paid from authorized but unissued shares.
     Our ability to pay distributions is affected by the ability of our subsidiaries to pay dividends. The ability of our subsidiaries, as well as of FNB, to pay dividends in the future is influenced by bank regulatory requirements and capital guidelines.
USE OF PROCEEDS
     Because the warrant is exercisable only on a “net” basis, we will not receive any proceeds from any sale of the securities by the selling securityholders.
RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
     No shares of our Series C preferred stock, or any other class of preferred stock, were outstanding during the years ended December 31, 2007, 2006, 2005, 2004 and 2003, or during the nine months ended September 30, 2008, and we did not pay preferred stock dividends during these periods. Consequently, the ratios of earnings to fixed charges and preferred dividends are the same as the ratios of earnings to fixed charges for the same periods listed above. The ratios of earnings to fixed charges for the nine months ended September 30, 2008 and the years ended December 31, 2007, 2006, 2005, 2004 and 2003 are as follows:

	Nine Months ended	Years ended December 31,
	September 30, 2008	2007	2006	2005	2004	2003
Excluding interest on deposits	3.09	2.91x	2.99x	2.73x	3.66x	2.15x
Including interest on deposits	1.63	1.56x	1.62x	1.70x	2.04x	1.40x

Note: The ratio of earnings to fixed charges is calculated by adding income from continuing operations before income taxes plus fixed charges and dividing that sum by fixed charges. Fixed charges consist of interest expense and the portion of rental expense deemed to represent interest.
PLAN OF DISTRIBUTION
     The selling securityholders and their successors, including their transferees, may sell the securities directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the securities. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.
     The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:
•	on any national securities exchange or quotation service on which the preferred stock or the common stock may be listed or quoted at the time of sale, including, as of the date of this prospectus, the New York Stock Exchange in the case of the common stock;

•	in the over-the-counter market;

•	transactions otherwise than on these exchanges or services or in the over-the-counter market; or

•	through the writing of options, whether the options are listed on an options exchange or otherwise.
     In addition, any securities that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.
     In connection with the sale of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock issuable upon exercise of the warrant in the course of hedging the positions they assume. The selling securityholders may also sell short the common stock issuable upon exercise of the warrant and deliver common stock to close out short positions, or loan or pledge the Series C preferred stock or the common stock issuable upon exercise of the warrant to broker-dealers that in turn may sell these securities.
     The aggregate proceeds to the selling securityholders from the sale of the securities will be the purchase price of the securities less discounts and commissions, if any.

     In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.
     In offering the securities covered by this prospectus, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. Any profits realized by the selling securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Selling securityholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, or the Exchange Act.
     In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
     The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities pursuant to this prospectus and to the activities of the selling securityholders. In addition, we will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act.
     At the time a particular offer of securities is made, if required, a prospectus supplement will set forth the number and type of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.
     We do not intend to apply for listing of the Series C preferred stock on any securities exchange or for inclusion of the Series C preferred stock in any automated quotation system unless requested by the initial selling shareholder. No assurance can be given as to the liquidity of the trading market, if any, for the Series C preferred stock.
     We have agreed to indemnify the selling securityholders against certain liabilities, including certain liabilities under the Securities Act. We have also agreed, among other things, to bear substantially all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the securities covered by this prospectus.

SELLING SECURITYHOLDERS
     On January 9, 2009, we issued the securities covered by this prospectus to Treasury, which is the initial selling securityholder under this prospectus, in a transaction exempt from the registration requirements of the Securities Act. The initial selling securityholder, and its successors, including transferees, may from time to time offer and sell, pursuant to this prospectus or a supplement to this prospectus, any or all of the securities they own. The securities to be offered under this prospectus for the account of the selling securityholders are:
•	100,000 shares of Series C preferred stock, representing beneficial ownership of 100% of the shares of Series C preferred stock outstanding on the date of this prospectus;

•	a warrant to purchase 1,302,083 shares of our common stock; and

•	1,302,083 shares of our common stock issuable upon exercise of the warrant, which shares, if issued, would represent ownership of approximately 1.5% of our common stock outstanding as of December 31, 2008.
For purposes of this prospectus, we have assumed that, after completion of the offering, none of the securities covered by this prospectus will be held by the selling securityholders.
     Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. To our knowledge, the initial selling securityholder has sole voting and investment power with respect to the securities.
     We do not know when or in what amounts the selling securityholders may offer the securities for sale. The selling securityholders might not sell any or all of the securities offered by this prospectus. Because the selling securityholders may offer all or some of the securities pursuant to this offering, and because currently no sale of any of the securities is subject to any agreements, arrangements or understandings, we cannot estimate the number of the securities that will be held by the selling securityholders after completion of the offering.
     Other than with respect to the acquisition of the securities, the initial selling securityholder has not had a material relationship with us.
     Information about the selling securityholders may change over time and changed information will be set forth in supplements to this prospectus if and when necessary.
LEGAL MATTERS
     James G. Orie, Chief Legal Officer of FNB, has rendered an opinion regarding the validity of the securities covered by this prospectus. Mr. Orie holds shares of our common stock and options to purchase our common stock.

EXPERTS
     The consolidated financial statements of FNB and subsidiaries appearing in FNB’s Annual Report (Form 10-K) for the year ended December 31, 2007 and the effectiveness of FNB’s internal control over financial reporting as of December 31, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any reports, statements or other information filed by FNB at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at www.sec.gov.
     We filed a registration statement on Form S-3 with the SEC covering the securities that may be sold under this prospectus. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information contained in the registration statement.
     The SEC allows the “incorporation by reference” of information into this prospectus, which means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information that is superseded by information in this prospectus.
     The following documents previously filed with the SEC by FNB (SEC File No. 001-31940) are incorporated by reference into this prospectus (other than current reports or portions thereof furnished under Item 2.02 or 7.01 of Form 8-K):
•	our Annual Report on Form 10-K for the year ended December 31, 2007;

•	our Quarterly Report on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008;

•	our Current Reports on Form 8-K or Form 8-K/A filed January 23, 2008, February 15, 2008, April 7, 2008, June 18, 2008, June 24, 2008, July 3, 2008, September 23, 2008, September 25, 2008, October 28, 2008, October 29, 2008, December 22, 2008, January 14, 2009 and January 27, 2009;

•	the definitive proxy statement for our 2008 annual meeting of shareholders; and

•	the description of the common stock which is contained in our Registration Statement on Form 8-A, including any amendment or report filed for the purpose of updating such description.
     We further incorporate by reference any additional documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until this offering is completed. These documents include periodic reports such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.
     If you would like to receive a copy of any of the documents incorporated herein by reference, please contact FNB by telephone or in writing at the following address:
F.N.B. Corporation
One F.N.B. Boulevard
Hermitage, Pennsylvania 16148
Attention: David B. Mogle
Telephone: (724) 983-3431

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     The following table sets forth the approximate expenses payable by FNB in connection with the sale of the securities being registered:

Registration Statement filing fee		$4,520
Printing expenses		5,000
Legal fees and expenses		25,000
Accounting fees and expenses		5,000
Miscellaneous		10,000

Total	$49,520
Item 15. Indemnification of Directors and Officers
     The Florida Business Corporation Act (the “Florida Act”) permits, under certain circumstances, the indemnification of officers, directors, employees and agents of a corporation with respect to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such person was or is a party or is threatened to be made a party, by reason of his or her being an officer, director, employee or agent of the corporation, or is or was serving at the request of, such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability incurred in connection with such proceeding, including appeals thereof; provided, however, that the officer, director, employee or agent acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, or that he or she reasonably believed was not unlawful. In the case of proceedings by or in the right of the corporation, the Florida Act provides for indemnification of any person by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of, such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability incurred in connection with such proceeding, including appeals thereof; provided, however, that the officer, director, employee or agent acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, or that he or she reasonably believed was not unlawful, except that no indemnification is made if such person is adjudged liable, unless a court of competent jurisdiction determines otherwise.
     To the extent that such person is successful on the merits or otherwise in defending against any such proceeding, the Florida Act provides that he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.
     Our By-laws contain indemnification provisions similar to the Florida Act, and further provide that we may purchase and maintain insurance on behalf of our directors, officers,

employees and agents in their capacities as such, or serving at the request of us, against any liabilities asserted against such persons whether or not we would have the power to indemnify such persons against such liability under our By-laws.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers, or to persons controlling us, pursuant to our Articles of Incorporation, our By-laws or the Florida Act, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification in these cases is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 16. Exhibits
     The following exhibits are filed herewith or incorporated by reference. The reference numbers correspond to the numbered paragraphs of Item 601 of Regulation S-K.
4.1	Articles of Incorporation of F.N.B. Corporation as filed with the Florida Department of State on February 10, 2003 (filed as Exhibit 3.1 of our Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated by reference herein).

4.2	Amended By-laws of F.N.B. Corporation (filed as Exhibit 10.3 to our Current Report on Form 8-K/A filed on September 25, 2008 and December 22, 2008 and incorporated by reference herein).

4.3	Articles of Amendment to Articles of Incorporation of F.N.B. Corporation, establishing the terms of the Series C preferred stock (filed as Exhibit 3.1 to our Current Report on Form 8-K filed on January 14, 2009 and incorporated by reference herein).

4.4	Form of Certificate for the Series C preferred stock (filed as Exhibit 4.1 to our Current Report on Form 8-K filed on January 14, 2009 and incorporated by reference herein).

4.5	Warrant to purchase up to 1,302,083 shares of common stock, dated January 9, 2009 (filed as Exhibit 4.2 to our Current Report on Form 8-K filed on January 14, 2009 and incorporated by reference herein).

4.6	Letter Agreement, including Securities Purchase Agreement — Standard Terms, incorporated by reference therein, between F.N.B. Corporation and the United States Department of the Treasury, dated January 9, 2009 (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on January 14, 2009 and incorporated by reference herein).

5	Opinion of James G. Orie as to the legality of the securities to be registered (filed herewith).

12	Statement of ratios of earnings to fixed charges (filed herewith).

23.1	Consent of Ernst & Young LLP (filed herewith).

23.2	Consent of James G. Orie (incorporated in Exhibit 5).

24	Powers of Attorney (included on the signature page of the Registration Statement).
Item 17. Undertakings
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.
(b)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(1)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(2)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(l)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(c)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Hermitage, Commonwealth of Pennsylvania, on the 4th day of February, 2009.

F.N.B. CORPORATION
By:	/s/ Robert V. New, Jr.
Robert V. New, Jr.
President and Chief Executive Officer

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert V. New, Jr., Brian F. Lilly and Vincent J. Calabrese as attorneys-in-fact and agent, with full power of substitution and resubstitution, to sign on his or her behalf, individually and in any and all capacities, including the capacities stated below, any and all amendments (including post-effective amendments) to this Registration Statement and any registration statements filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, relating thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert V. New, Jr. Robert V. New, Jr.	President, Chief Executive Officer and a Director (principal executive officer)	February 4, 2009

/s/ Stephen J. Gurgovits Stephen J. Gurgovits	Chairman of the Board of Directors	February 4, 2009

/s/ Brian F. Lilly Brian F. Lilly	Vice President and Chief Financial Officer (principal financial officer)	February 4, 2009

Signature	Title	Date

/s/ Vincent J. Calabrese Vincent J. Calabrese	Corporate Controller (principal accounting officer)	February 4, 2009

/s/ William B. Campbell William B. Campbell	Director	February 4, 2009

/s/ Henry M. Ekker Henry M. Ekker	Director	February 4, 2009

/s/ Philip E. Gingerich Philip E. Gingerich	Director	February 4, 2009

/s/ Robert B. Goldstein Robert B. Goldstein	Director	February 4, 2009

/s/ Dawne S. Hickton Dawne S. Hickton	Director	February 4, 2009

/s/ David J. Malone David J. Malone	Director	February 4, 2009

/s/ D. Stephen Martz D. Stephen Martz	Director	February 4, 2009

/s/ Peter Mortensen Peter Mortensen	Director	February 4, 2009

/s/ Harry F. Radcliffe Harry F. Radcliffe	Director	February 4, 2009

/s/ Arthur J. Rooney, II Arthur J. Rooney, II	Director	February 4, 2009

/s/ John W. Rose John W. Rose	Director	February 4, 2009

/s/ Stanton R. Sheetz Stanton R. Sheetz	Director	February 4, 2009

Signature	Title	Date

/s/ William J. Strimbu William J. Strimbu	Director	February 4, 2009

/s/ Earl K. Wahl, Jr. Earl K. Wahl, Jr.	Director	February 4, 2009

INDEX TO EXHIBITS
4.1	Articles of Incorporation of F.N.B. Corporation as filed with the Florida Department of State on February 10, 2003 (filed as Exhibit 3.1 of our Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated by reference herein).

4.2	Amended By-laws of F.N.B. Corporation (filed as Exhibit 10.3 to our Current Report on Form 8-K/A filed on September 25, 2008 and December 22, 2008 and incorporated by reference herein).

4.3	Articles of Amendment to Articles of Incorporation of F.N.B. Corporation, establishing the terms of the Series C preferred stock (filed as Exhibit 3.1 to our Current Report on Form 8-K filed on January 14, 2009 and incorporated by reference herein).

4.4	Form of Certificate for the Series C preferred stock (filed as Exhibit 4.1 to our Current Report on Form 8-K filed on January 14, 2009 and incorporated by reference herein).

4.5	Warrant to purchase up to 1,302,083 shares of common stock, dated January 9, 2009 (filed as Exhibit 4.2 to our Current Report on Form 8-K filed on January 14, 2009 and incorporated by reference herein).

4.6	Letter Agreement, including Securities Purchase Agreement — Standard Terms, incorporated by reference therein, between F.N.B. Corporation and the United States Department of the Treasury, dated January 9, 2009 (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on January 14, 2009 and incorporated by reference herein).

5	Opinion of James G. Orie as to the legality of the securities to be registered (filed herewith).

12	Statement of ratios of earnings to fixed charges (filed herewith).

23.1	Consent of Ernst & Young LLP (filed herewith).

23.2	Consent of James G. Orie (incorporated in Exhibit 5).

24	Powers of Attorney (included on the signature page of the Registration Statement).